Mail Stop 4561

June 6, 2008

Jeffrey D. Kelly
Vice Chairman and Chief Financial Officer
National City Corporation
1900 East Ninth Street
Cleveland, Ohio 44114-3484

Re: National City Corporation
  Form 10-K for Fiscal Year Ended December 31, 2007
  File Number 1-10074

Dear Mr. Kelly:

The following comment is in addition to those sent by letter dated June 5, 2008. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note the Wall Street Journal article dated June 6, 2008 which references a Memorandum of Understanding between National City and the Office of the Comptroller of the Currency. In this regard, please tell us what consideration has been given to disclosure of the existence of the Memorandum of Understanding, including a summary of its terms, the circumstances that gave rise to the agreement, the potential impact of the agreement on your future operations, the consequences of any failure to comply, and any actions that have been taken to comply with such terms. If a determination is made that disclosure is not required, your response letter should advise us in reasonable detail of the basis for your position.

Jeffrey D. Kelly
National City Corporation
June 6, 2008
Page 2

2. Similarly, even though not formally addressed in an agreement or formal regulatory action, if you are aware of any current recommendations by any regulatory authorities which, if implemented, are reasonably likely to have a material effect on liquidity, capital resources, or future operating results, please provide appropriate disclosure. Otherwise, if you believe that disclosure is not required, tell us the basis for your position.

* * * * *

Please respond to this letter as soon as possible or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

Please direct any questions on accounting matters to Mike Volley, Staff Accountant, at 202-551-3437, or to Kevin W. Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3491.

Sincerely,

Todd Schiffman
Assistant Director

by fax to: Linda Erkkila
          216-222-2336